Exhibit 99.(a)(5)(v)

                            [Boston Scientific logo]


          BOSTON SCIENTIFIC COMPLETES TENDER OFFER FOR CARDIAC PATHWAYS



Natick, MA and Sunnyvale, CA (August 7, 2001) - Boston Scientific Corporation (NYSE: BSX) and Cardiac Pathways Corporation today announced that Adam Acquisition 2001 Inc., a wholly owned subsidiary of Boston Scientific, has completed its cash tender offer for all the outstanding shares of common stock of Cardiac Pathways. The tender offer expired, as scheduled, at 12:00 midnight, New York City Time, on Monday, August 6, 2001. Based on a preliminary count, 8,645,082 shares of Cardiac Pathways were tendered and accepted for payment at a price of $5.267 per share, resulting in Boston Scientific's ownership of approximately 95.48% of the outstanding common stock of Cardiac Pathways. All shares validly tendered and not withdrawn prior to the expiration of the offer have been accepted for payment according to the terms of the offer.

Boston Scientific plans to merge Adam Acquisition 2001 Inc. into Cardiac Pathways as soon as practicable. In the merger, each share of Cardiac Pathways common stock not previously purchased in the tender offer will be converted into the right to receive $5.267 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of Cardiac Pathways. Once the proposed merger becomes effective, Cardiac Pathways will become a wholly owned subsidiary of Boston Scientific.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. Boston Scientific's products are used in a broad range of interventional medical specialties.

Cardiac Pathways designs, manufactures and markets minimally invasive systems used by electrophysiologists to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms), which if untreated can cause palpitations, fainting and sudden cardiac arrest. Cardiac Pathways' products consist principally of systems for performing ablation treatment (a nonsurgical, minimally invasive technique for neutralizing heart tissue responsible for starting or maintaining a tachyarrhythmia) and for diagnostic mapping (locating the source of the tachyarrhythmia within the heart).


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                  CONTACT: Milan Kofol (508-650-8569)
                           Investor Relations
                           Boston Scientific Corporation

                           Paul Donovan (508-650-8541)
                           Media Relations
                           Boston Scientific Corporation

                           Eldon Bullington (408-720-2864)
                           Vice President Finance and Chief Financial Officer Cardiac Pathways Corporation